EXHIBIT 99.1

Foremost Clean Energy Issues Letter to Shareholders

VANCOUVER, British Columbia, Dec. 18, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) ("Foremost" or the "Company"), is pleased to provide a corporate update and review of key activities and achievements from 2025.

Dear Shareholders,

As we reflect on 2025, it is clear this has been a transformative year for Foremost Clean Energy. We navigated a challenging market with resilience and achieved significant milestones across our exploration projects, emerging financially robust, strategically sharpened, and operationally proven. We have successfully executed a bold agenda, converting market challenges into powerful momentum as we grow our presence in the dynamic clean energy metals sector.

Foremost strengthened its foundation and emerged well-positioned: a fortified balance sheet, landmark exploration discoveries, and a market valuation that we feel reflects a profound vote of confidence in our path forward with a share price increasing more than 100% year over year. Our team worked tirelessly to advance our multi-focused portfolio in uranium, lithium and gold and I am proud to share the results of these efforts with you and the opportunities that lie ahead.

Uranium Market Update: Rising Demand and Policy Shifts
The structural backdrop for uranium has fundamentally shifted. The U.S. declaration of nuclear energy as a national security priority, including the ban on Russian uranium imports, fast-tracking of reactors, and injecting billions to revive domestic production, are some of the most significant U.S. demand catalysts in half a century. These sweeping measures are accelerating timelines and are repositioning supply chains, making exploration to find new North American uranium discoveries not only necessary, but imperative.

Foremost is one of the few Nasdaq-listed companies advancing uranium exploration projects in North America, and we are drilling today to find potential future discoveries to feed America’s nuclear comeback.

Several recent, high-impact announcements and industry analyses point to what could be a significant and sustained increase in future uranium demand. These include:

  U.S. Nuclear Supercharge: The mandate to quadruple U.S. nuclear capacity by 2050 will require 2.5 times more uranium than today’s entire global supply. The Defense Production Act now prioritizes uranium as critical infrastructure.1
  AI & Tech Giants Going Nuclear: The insatiable power demands of AI and data centers are creating new, base-load utility buyers for 24/7 zero-carbon power, which nuclear can reliably provide at scale.2
  Global Uranium Demand Set to Soar: Global reactor requirements in uranium in 2024 was approximately 67,000 tU. Uranium demand for nuclear power is set to surge nearly 30% by 2030; industry groups warn of looming deficits.3
  November 2025: Nvidia and Microsoft enter into a $45 billion partnership with Anthropic combining $30B in cloud services and $15B in equity investment, with Anthropic committing to secure up to 1 gigawatt of computing capacity from Nvidia to power AI scaling4
  October 2025: A historic $80 billion U.S. nuclear partnership with Westinghouse, Cameco, and Brookfield.5  This vertically integrates Westinghouse's reactor technology, Brookfield's financing, and Cameco's vital uranium fuel supply, creating a powerful ecosystem to unlock the unprecedented acceleration of clean, zero-carbon nuclear energy in the United States. Cameco is recognized not as foreign supplier but as an indispensable strategic asset, one whose role is fundamental in unlocking American nuclear power, grid stability, and climate security.
  June 2025: Sprott Physical Uranium Trust (SPUT) announced a $200M bought deal to acquire physical uranium which could lead to tightened spot market and may contributes to upward pressure on uranium prices6,7

Foremost is set to drill in the perfect location —the world-renowned Athabasca Basin— at a moment that aligns with an emerging wave of potential intensified uranium demand.

Foremost’s Exploration Highlights

We advanced a number of strategic priorities this year, successfully completing diamond drilling programs on three core projects; Hatchet Lake, Murphy Lake South and Jean Lake, demonstrating a deliberate, dual-commodity exploration strategy across our high-potential assets.

  Hatchet Lake Uranium Project (Athabasca Basin, SK): Our maiden winter drill program at Hatchet Lake exceeded expectations. Initially planned for eight holes, the program was expanded to ten holes upon observing encouraging radioactivity in early drilling. This led to the discovery of a new uranium zone in the “Tuning Fork” target area. Assay results returned numbers to an even stronger uranium discovery than first reported, with drill hole TF-25-16, returning 0.87% U₃O₈ over 0.45 metres—two times higher than earlier estimates. The surrounding zone spans 6.2 metres of mineralization, indicating the potential for a much larger uranium mineralization system within the property.
  Murphy Lake South Uranium Project (Athabasca Basin, SK): We completed the first drill program at Murphy Lake since 2017, testing high-priority targets. Drilling intersected broad zones of strong hydrothermal alteration and reactivated basement faults – hallmark features of unconformity-type uranium deposits. We confirmed the presence of a 400-meter mineralized corridor with anomalous uranium values, validating the prospectivity indicated by historical work. While assays are pending, the preliminary results are highly encouraging.
  Jean Lake Project (MB):  We successfully completed a 2,266 metre drill program at Jean Lake and reported multiple gold intercepts from four holes along the Valkyrie Trend, highlighted by 10.7 g/t Au over 5.6 m, including 82 g/t Au over 0.7 m. Assays are pending for eleven additional holes from the 2025 program. The progression of results thus far demonstrates a consistent and expanding mineralized system, all occurring at depths within 100m from surface, highlighting the potential for more near-surface gold along this emerging gold-bearing trend. Concurrently, we have commenced a strategic re-sampling program focused on unsampled intervals adjacent to key historic discoveries, including the 102 g/t Au intercept from 2023. This multi-layered data integration is building a robust geological model to inform and prioritize our next phase of discovery-focused drilling.

Foremost’s Jean Lake property provides investors with potential for exposure to record gold prices, which recently surpassed $4,200 an ounce. Investors and central banks are looking to gold as a safe-haven asset amid geopolitical and inflationary pressures. This gold opportunity provides a valuable counter-cyclical element to our clean energy metals portfolio.

Across all projects, our exploration team demonstrated technical excellence and agility, completing over 7,300 meters of drilling in 2025. Each program either discovered or expanded zones of mineralization, reinforcing the value of our diversified project pipeline.

Strategic and Corporate Achievements

Beyond the drill bit, 2025 saw Foremost significantly strengthen its financial position and balance sheet.

  Capital Infusion from Warrant & Option Exercises:  Throughout 2025, shareholders and insiders exercised warrants and options, providing approximately $5.65 million in fresh capital.
  Rio Grande Spin-Out: We completed the strategic spin-out of our non-core Winston Gold and Silver assets to Rio Grande Resources Ltd. This transaction unlocked value for shareholders, as all Foremost shareholders received 2 Rio Grande Shares for every Foremost share held and Foremost itself retained an initial 19.95% interest.
  Strategic alignment with Denison Mines: Our landmark option agreement with Denison Mines Corp. (“Denison”, NYSE American: DNN, TSX: DML), began to bear significant fruit. Denison’s technical team and data archives were instrumental in guiding our exploration and Denison has two representatives on our Board of Directors, providing invaluable expertise and governance support. Furthermore, Denison is our largest shareholder and has continued to inject significant incremental financial support pursuant to exercise of its rights under an investor rights agreement. In 2025, Denison acquired an additional 485,000 shares for aggregate proceeds of $1,067,000 in order to maintain its relative interest in Foremost.
  Key Appointments: We further bolstered our leadership team this year with the appointments of seasoned mining leader, Peter Espig to our Board of Directors and Harpreet Bajaj as Corporate Secretary, adding critical expertise in resource company growth and corporate governance.

Based on the financial results released in November 2025, our year-over-year fiscal health and market performance have exceeded expectations, strengthening the Company’s economic foundation for future growth and execution readiness. We’ve reduced our debt substantially by almost 40%, more than doubled our assets and substantially increased our shareholders’ equity. With our balance sheet strengthened and our strategic foundation solidified, we are now singularly focused on advancing our exploration portfolio with precision and discipline. Our mission is clear: to leverage our robust financial position and proven technical team led by our Vice President of Exploration, Cameron MacKay. We are exceptionally well-equipped for this next phase of growth to deliver discovery-driven results that drive value.

The Road Ahead: Focused Execution for 2026

  Advancing Uranium Discoveries: Building on the success at Hatchet Lake, we have secured a multi-year exploration permit and have plans for an aggressive winter drill program in Q1 2026. At Murphy Lake, we will formulate follow-up plans upon receipt of final assays. We also intend to advance other compelling uranium targets within our Athabasca portfolio.
  Turkey Lake: A newly approved three-year permit and an ongoing ground gravity survey are paving the way for a targeted 2026 drill program to follow up on historic, high-grade uranium intercepts.
  Expanding the Jean Lake Project: We will focus on updating the geological model for Jean Lake and launch an expanded drill campaign aimed at extending known mineralization.
  Corporate Development: We will continue to pursue strategic initiatives to enhance shareholder value, maintaining a disciplined and results-driven approach.
  Building on Momentum: We are poised to execute an ambitious 2026 exploration program, designed to systematically advance our highest-priority, discovery-ready targets. Full details of this growth-focused plan will be announced shortly.

Acknowledgment and Outlook

2025 was a year of meaningful progress and foundation-building. We entered the year as a newly transformed company and exited as a financially stronger, technically advanced, and strategically focused organization. The accelerating buildout of data centers, the immense power requirements of AI, and the renewed focus on nuclear energy are all contributing to powerful signals pointing toward strong future uranium demand. Foremost is excited for our exploration year ahead as we continue our exploration efforts in one of the richest uranium districts in the world: the Athabasca Basin.

None of this would have been possible without the dedication of our employees, the guidance of our Board, and, most importantly, your support as shareholders. Thank you for your continued trust. As we move into 2026, we do so with confidence, ready to execute on our plans and convert our promising portfolio into tangible discoveries. We remain committed to delivering on our goals and to keeping you informed every step of the way.

On behalf of the Board of Directors and the entire Foremost team, thank you for your unwavering support.

Sincerely,

Jason Barnard
President & Chief Executive Officer
Foremost Clean Energy Ltd.

Qualified Person

The technical content of this news release has been reviewed and approved by Cameron MacKay, P. Geo., Vice President of Exploration for Foremost Clean Energy Ltd., and a Qualified Person under National Instrument 43-101.

A qualified person has not performed sufficient work or data verification to validate the historical results in accordance with National Instrument 43-101. Although the historical results may not be reliable, the Company nevertheless believes that they provide an indication of the property’s potential and are relevant for any future exploration program.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. The Company holds an option from Denison to earn up to 70% interest in 10 prospective uranium properties (except for the Hatchet Lake, where Foremost can earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

1 https://discoveryalert.com.au/news/uranium-market-2025-global-expansion-supply-demand/#:~:text=U.S.%20Nuclear%20Policy%20Transformation,national%20security%20and%20energy%20independence
2 https://www.enr.com/articles/61083-power-hungry-ai-fueled-data-center-boom-sets-energy-deliverys-new-course
3 https://www.mining.com/uranium-demand-for-nuclear-power-set-to-surge-nearly-30-by-2030-world-nuclear-association/#:~:text=BMO's%20take,the%20year%2C%E2%80%9D%20BMO%20concluded.
4 https://www.morningstar.com/news/marketwatch/2025111881/microsoft-nvidia-and-anthropic-ink-45-billion-deal-that-furthers-a-big-critique-of-the-ai-trade
5 https://www.reuters.com/business/energy/westinghouse-electric-cameco-corp-brookfield-asset-management-80-bln-nuclear-2025-10-28/
6 https://www.mining.com/sprott-to-buy-200m-of-uranium-for-special-fund/
7 https://www.listcorp.com/publisher/shaw-and-partners/sput-hits-the-uranium-accelerator-3203622.html